Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business Editors:
           Jaguar Mining announces normal course issuer bid

           JAG - TSX/NYSE Arca

           CONCORD, NH, Nov. 10 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that it has received approval from the Toronto Stock Exchange ("TSX") for a notice filed by Jaguar of its intention to make a normal course issuer bid to purchase up to the lesser of 3,119,114 common shares, being 5% of the issued and outstanding common shares of Jaguar, and the number of common shares equal to a maximum aggregate purchase price of Cdn.$7,000,000. Jaguar currently has
63,982,281 common shares outstanding.
           Subject to the Company's ability to make "block" purchases through the facilities of the TSX, the maximum number of shares that Jaguar may purchase on any trading day shall be the lesser of the number that is permitted under the TSX rules or under applicable U.S. securities laws. Under the TSX rules,
Jaguar may purchase up to 126,839 shares during any trading day on or before
March 31, 2009 and 63,419 shares during any trading day thereafter. Under applicable U.S. securities laws, the aggregate number of shares that Jaguar may purchase during any trading day may not exceed 25% of the average daily trading volume of the shares on the TSX for the four calendar weeks preceding the week in which the purchase is made, excluding any block purchases made by the Company during the applicable four week period.
           The normal course issuer bid will commence on November 13, 2008 and will terminate on November 12, 2009, or on such earlier date as the Company may complete its purchases under the bid. The common shares will be acquired through the facilities of the TSX and the purchase and payment for the shares will be made by Jaguar in accordance with the requirements of the TSX and all other applicable laws. The price paid by Jaguar for any common shares acquired by it will be the market price of the shares at the time of acquisition. All shares acquired by Jaguar under this bid will be cancelled. In the past 12 months, Jaguar has repurchased an aggregate of 643,700 common shares at a weighted average price of Cdn.$9.98.
           This is the third normal course issuer bid undertaken by the Company.
Jaguar's second normal course issuer bid took place from August 30, 2007 to
August 29, 2008. Jaguar's board of directors authorized the repurchase of common shares with a maximum aggregate purchase price of Cdn.$15,000,000 under such issuer bid and the Company repurchased an aggregate of 821,300 common shares at a weighted average price of Cdn.$9.97 per share, for an aggregate purchase price of approximately Cdn.$8,187,112 under the bid.
           Jaguar is engaging in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of its business and its future business prospects. As a result, depending upon future price movements and other factors, Jaguar believes that its outstanding common shares may represent an attractive investment, since a portion of Jaguar's excess cash can be invested for an attractive risk-adjusted return on capital through its bid.

           About Jaguar Mining

           Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. The
Company is actively exploring and developing additional mineral resources at its 72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Jaguar has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com and on SEDAR at www.sedar.com.

           %CIK: 0001333849

           /For further information: Investors and analysts: Bob Zwerneman, Vice
President of Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media Inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
           (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 17:44e 10-NOV-08